April 8, 2022

Michael L. Kosoff

Senior Special Counsel

U.S. Securities and Exchange Commission

Division of Investment Management—Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	TIAA Separate Account VA-1 (“VA-1”) Post-Effective Amendment No. 29 to Registration Statement on Form N-3 (File Nos. 033-79124 and 811-08520)

Dear Mr. Kosoff:

On behalf of VA-1, this document responds to comments you relayed to us on March 9, 2022, regarding VA-1’s Post-Effective Amendment No. 29 filing on Form N-3 under Rule 485(a) of the Securities Act of 1933 (the “Securities Act”), as amended, with the Securities and Exchange Commission (“SEC”) (the “initial filing”). We are filing this response on EDGAR in advance of filing Post-Effective Amendment No. 31 on Form N-3 under Rule 485(b) of the Securities Act on April 27, 2022 (the “Amendment”), which will go effective on May 1, 2022. The main purpose of the Amendment is to implement the new requirements of Form N-3, as well as to annually update VA-1’s registration statement. Capitalized terms used herein are defined the same as in the initial filing.

To facilitate the orderly filing of the Amendment, we would appreciate any comments you might have on our responses by April 15, 2022.

Part C

1.)	Please update the cover page to include the name of the insurance company under the name of the registrant.

We have added “Teachers Insurance and Annuity Association of America” under the name of the registrant on the cover page.

Statutory Prospectus

2.)	In the third paragraph under the section entitled “Fee and Expense Tables of the Contract,” please delete the final sentence regarding fees that VA-1 does not charge.

We have removed this sentence.

3.)	Please provide the completed tables in the section entitled “Fee and Expense Tables of the Contract.”

See below for excerpts of the completed tables in the section entitled “Fee and Expense Tables of the Contract.”

TRANSACTION EXPENSES

Sales load imposed on purchases (as a percentage of premiums)	none
Deferred sales load (or surrender charge) (as a percentage of premiums or amount surrendered, as applicable)	none
Exchange fee or Redemption fee	none

ANNUAL CONTRACT EXPENSES

(as a percentage of average net assets)

	Base contract expenses	Management fees[2]	Other expenses: Administrative expenses	Total other expenses	Total annual expense deductions[3]

Maximum expense[1]	1.000%	-	-	-	-
Current expense	0.400%	0.15% (after expense waiver)	0.200%	0.200%	0.750%

[1]	TIAA reserves the right to increase the mortality and expense risk charge to a maximum of 1.00% of average daily net assets per year.
[2]	Advisors has voluntarily agreed to waive the portion of its 0.30% annual investment advisory charge that exceeds 0.15% of average daily net assets.
[3]

If the full amount of the administrative expense, investment advisory and mortality and expense risk charges were imposed, total annual expenses would be 1.50% of average daily net assets. TIAA guarantees that total annual expenses will never exceed this level.

4.)	In the Annual Contract Expenses table, please either combine the “Other Expenses” columns or add a “Total Other Expenses” column.

As shown above in #3, we have removed the “Other expense: Distribution expenses” column as VA-1 does not have any distribution expenses and left the other columns as is.

5.)	In the Annual Contract Expenses table in the section entitled “Fee and Expense Tables of the Contract,” please show both the current and maximum M&E charge in the Base Contract Expenses column.

As shown above in #3, we now show both the current and maximum M&E charge in this table.

6.)

In the Annual Contract Expenses table in the section entitled “Fee and Expense Tables of the Contract,” since the management fees are subject to a waiver, please include a parenthetical in the chart clarifying that these fees are after expense waivers.

As shown above in #3, we have added a parenthetical to this chart noting that the management fees are after the effect of the expense waiver.

7.)

With respect to the Annual Contract Expenses table in the section entitled “Fee and Expense Tables of the Contract,” please confirm that the management fee waiver will be in place for at least one year.

We can confirm that this waiver will be in place for at least one year.

8.)	In the section entitled “Your Voting Rights,” please consider whether the final sentence accurately reflects how VA-1’s units will be voted.

We have removed this sentence as the voting method described therein does not apply to VA-1’s voting processes.

9.)

In the table under the section entitled “Benefits available under the Contract,” please add that the value of the death benefit will be the greater of the accumulation value or the purchase price adjusted for withdrawals.

We have added this concept to the death benefit description in this table.

10.)

In the third paragraph under the section entitled “Death benefit,” please revise the second part of how the amount of the death benefit is determined to clarify that the amount is adjusted for any withdrawals rather than such withdrawals are subtracted.

We have clarified this statement in this manner.

11.)	Please add the term “Appendix:” to the beginning of the title of the Appendix.

We have added this term.

12.)	Under the section entitled “Past Performance,” please remove the term “Average” from the “Average Annual Total Returns” header.

We have done so.

Statement of Additional Information (“SAI”)

13.)	Please include the name of the contract on the cover page.

We believe the name of the contract is already included on the cover of the SAI.

14.)	Please hyperlink the reference to the Registrant’s Form N-CSR filing referenced on the front cover page.

We have hyperlinked this reference so that it travels to the posting of this actual Form N-CSR filing.

* * * *

We believe that this information is responsive to your comments. However, if you have any questions, please do not hesitate to call me at (704) 988-4446.

Very truly yours,

/s/ Rachael Zufall

Rachael Zufall